OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Standard Pacific Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

85375C101
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	85375C101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amici Associates L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,109,800

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,109,800

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,109,800

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.04%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*As of December 31, 2010, the Reporting Persons making this filing held an aggregate of 6,030,000 shares, constituting 5.63% of the class of securities.  The Reporting Person on this page, however, was a beneficial owner as of such date only of the securities reported by it on this page.  As of the date of this filing, the Reporting Persons making this filing beneficially own an aggregate number of shares constituting less than 5% of the class of securities.

CUSIP No	85375C101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amici Qualified Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,583,400

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,583,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,583,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.48%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*As of December 31, 2010, the Reporting Persons making this filing held an aggregate of 6,030,000 shares, constituting 5.63% of the class of securities.  The Reporting Person on this page, however, was a beneficial owner as of such date only of the securities reported by it on this page.  As of the date of this filing, the Reporting Persons making this filing beneficially own an aggregate number of shares constituting less than 5% of the class of securities.

CUSIP No	85375C101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Collectors' Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

721,100

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

721,100

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

721,100

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.67%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*As of December 31, 2010, the Reporting Persons making this filing held an aggregate of 6,030,000 shares, constituting 5.63% of the class of securities.  The Reporting Person on this page, however, was a beneficial owner as of such date only of the securities reported by it on this page.  As of the date of this filing, the Reporting Persons making this filing beneficially own an aggregate number of shares constituting less than 5% of the class of securities.

CUSIP No	85375C101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lightpath Capital L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

65,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

65,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.06%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*As of December 31, 2010, the Reporting Persons making this filing held an aggregate of 6,030,000 shares, constituting 5.63% of the class of securities.  The Reporting Person on this page, however, was a beneficial owner as of such date only of the securities reported by it on this page.  As of the date of this filing, the Reporting Persons making this filing beneficially own an aggregate number of shares constituting less than 5% of the class of securities.

CUSIP No	85375C101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amici Fund International, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,435,700

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,435,700

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,435,700

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.27%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*As of December 31, 2010, the Reporting Persons making this filing held an aggregate of 6,030,000 shares, constituting 5.63% of the class of securities.  The Reporting Person on this page, however, was a beneficial owner as of such date only of the securities reported by it on this page.  As of the date of this filing, the Reporting Persons making this filing beneficially own an aggregate number of shares constituting less than 5% of the class of securities.

CUSIP No	85375C101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CF Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,479,300

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,479,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,479,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.25%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*As of December 31, 2010, the Reporting Persons making this filing held an aggregate of 6,030,000 shares, constituting 5.63% of the class of securities.  The Reporting Person on this page, however, was a beneficial owner as of such date only of the securities reported by it on this page.  As of the date of this filing, the Reporting Persons making this filing beneficially own an aggregate number of shares constituting less than 5% of the class of securities.

CUSIP No	85375C101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Porter Orlin LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,030,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,030,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,030,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.63%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

*As of December 31, 2010, the Reporting Persons making this filing held an aggregate of 6,030,000 shares, constituting 5.63% of the class of securities.  The Reporting Person on this page, however, was a beneficial owner as of such date only of the securities reported by it on this page.  As of the date of this filing, the Reporting Persons making this filing beneficially own an aggregate number of shares constituting less than 5% of the class of securities.

CUSIP No	85375C101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

A. Alex Porter

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,030,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,030,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,030,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.63%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*As of December 31, 2010, the Reporting Persons making this filing held an aggregate of 6,030,000 shares, constituting 5.63% of the class of securities.  The Reporting Person on this page, however, was a beneficial owner as of such date only of the securities reported by it on this page.  As of the date of this filing, the Reporting Persons making this filing beneficially own an aggregate number of shares constituting less than 5% of the class of securities.

CUSIP No	85375C101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul E. Orlin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,030,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,030,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,030,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.63%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*As of December 31, 2010, the Reporting Persons making this filing held an aggregate of 6,030,000 shares, constituting 5.63% of the class of securities.  The Reporting Person on this page, however, was a beneficial owner as of such date only of the securities reported by it on this page.  As of the date of this filing, the Reporting Persons making this filing beneficially own an aggregate number of shares constituting less than 5% of the class of securities.

Item 1.	(a).	Name of Issuer:

The name of the issuer is Standard Pacific Corp. (the "Company").

(b).	Address of issuer's principal executive offices:

26 Technology Drive Irvine, California 92618-2338

Item 2.	(a).	Name of person filing:

(i)  Amici Associates L.P., a New York limited partnership ("Amici Associates"), with respect to the Shares (as defined in Item 2(d) below) directly owned by it;

(ii)  Amici Qualified Associates, L.P., a Delaware limited partnership ("Amici Qualified"), with respect to the Shares directly owned by it;

(iii)  The Collectors' Fund L.P., a New York limited partnership ("Collectors"), with respect to the Shares directly owned by it;

(iv)  Lightpath Capital L.P., a Delaware limited partnership ("Lightpath"), with respect to the Shares directly owned by it;

(v)  Amici Fund International, Ltd., a British Virgin Islands business company ("Amici Fund International"), with respect to the Shares directly owned by it;

(vi)  CF Advisors, LLC, a Delaware limited liability company ("CF Advisors"), which is the general partner of Amici Associates, Amici Qualified, Collectors and Lightpath, with respect to the Shares directly owned by Amici Associates, Amici Qualified, Collectors and Lightpath;

(vii)  Porter Orlin LLC, a Delaware limited liability company ("Porter Orlin"), which is the investment adviser to Amici Associates, Amici Qualified, Collectors, Lightpath, Amici Fund International and a discretionary account managed by Porter Orlin (the "Managed Account"), with respect to the Shares directly owned by Amici Associates, Amici Qualified, Collectors, Lightpath, Amici Fund International and the Managed Account;

(viii)  A. Alex Porter ("Mr. Porter"), a managing member of CF Advisors and Porter Orlin, with respect to the Shares directly owned by Amici Associates, Amici Qualified, Collectors, Lightpath, Amici Fund International and the Managed Account; and

(ix)  Paul E. Orlin ("Mr. Orlin"), a managing member of CF Advisors and Porter Orlin, with respect to the Shares directly owned by Amici Associates, Amici Qualified, Collectors, Lightpath, Amici Fund International and the Managed Account.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b).	Address or principal business office or, if none, residence:

The address of the business office of Amici Associates, Amici Qualified, Collectors, Lightpath, CF Advisors, Porter Orlin, Mr. Porter and Mr. Orlin is 666 Fifth Avenue, Suite 3404, New York, New York 10103.

The address of the registered office of Amici Fund International is Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands.

(c).	Citizenship:

Amici Associates and Collectors are New York limited partnerships.  Lightpath is a Delaware limited partnership.  CF Advisors and Porter Orlin are Delaware limited liability companies.  Amici Fund International is a British Virgin Island business company.  Mr. Porter and Mr. Orlin have citizenship in the United States of America.

(d).	Title of class of securities:

This statement relates to shares of common stock, $0.01 par value (collectively, the "Shares") of the Company.

(e).	CUSIP No.:

85375C101

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Note:  The beneficial ownership information for each Reporting Person set forth below is as of December 31, 2010.  As of the date of this filing, each such Reporting Person beneficially owns, and the Reporting Persons in the aggregate beneficially own, less than 5% of the class of securities.

I.  Amici Associates

(a)	Amount beneficially owned: 1,109,800
(b)	Percent of class: 1.04%

The percentages used herein and in the rest of Item 4 are calculated based on 107,180,656 Shares issued and outstanding as of November 3, 2010 as reflected in the Company’s Form 10-Q for the quarterly period ended September 30, 2010 filed on November 5, 2010.

(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 1,109,800
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition: 1,109,800

II.  Amici Qualified

(a)	Amount beneficially owned: 1,583,400
(b)	Percent of class: 1.48%
(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 1,583,400
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition: 1,583,400

III.  Collectors

(a)	Amount beneficially owned: 721,100
(b)	Percent of class: 0.67%
(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 721,100
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition: 721,100

IV.  Lightpath

(a)	Amount beneficially owned: 65,000
(b)	Percent of class: 0.06%
(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 65,000
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition: 65,000

V.  Amici Fund International

(a)	Amount beneficially owned: 2,435,700
(b)	Percent of class: 2.27%
(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 2,435,700
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition: 2,435,700

VI.  CF Advisors*

(a)	Amount beneficially owned: 3,479,300
(b)	Percent of class: 3.25%
(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 3,479,300
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition: 3,479,300

VII.  Porter Orlin**

(a)	Amount beneficially owned: 6,030,000
(b)	Percent of class: 5.63%
(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 6,030,000
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition: 6,030,000

VIII.  Mr. Porter***

(a)	Amount beneficially owned: 6,030,000
(b)	Percent of class: 5.63%
(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 6,030,000
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition: 6,030,000

IX.  Mr. Orlin****

(a)	Amount beneficially owned: 6,030,000
(b)	Percent of class: 5.63%
(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 6,030,000
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition: 6,030,000

*CF Advisors, as the general partner of Amici Associates, Amici Qualified, Collectors and Lightpath, may be deemed to be the beneficial owner of the Shares directly owned by Amici Associates, Amici Qualified, Collectors and Amici Lightpath.  CF Advisors disclaims beneficial ownership of the Shares reported herein.

**Porter Orlin, as the investment adviser of Amici Associates, Amici Qualified, Collectors, Lightpath, Amici Fund International and the Managed Account, may be deemed to be the beneficial owner of the Shares directly owned by Amici Associates, Amici Qualified, Collectors, Lightpath, Amici Fund International and the Managed Account.  Porter Orlin disclaims beneficial ownership of the Shares reported herein.

***Mr. Porter, as a managing member of CF Advisors and Porter Orlin with investment power and voting power, may be deemed to be the beneficial owner of Shares directly owned by Amici Associates, Amici Qualified, Collectors, Lightpath, Amici Fund International and the Managed Account.  Mr. Porter disclaims beneficial ownership of the Shares reported herein.

****Mr. Orlin, as a managing member of CF Advisors and Porter Orlin with investment power and voting power, may be deemed to be the beneficial owner of Shares directly owned by Amici Associates, Amici Qualified, Collectors, Lightpath, Amici Fund International and the Managed Account.  Mr. Orlin disclaims beneficial ownership of the Shares reported herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Note:  The beneficial ownership information for each Reporting Person set forth below is as of December 31, 2010.  As of the date of this filing, each such Reporting Person beneficially owns, and the Reporting Persons in the aggregate beneficially own, less than 5% of the class of securities.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)
/s/ Amici Associates L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ Amici Qualified Associates, L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ The Collectors' Fund L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ Lightpath Capital L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ Amici Fund International, Ltd.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ CF Advisors, LLC
(Signature)
/s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)

/s/ Porter Orlin LLC
(Signature)
/s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)

/s/ A. Alex Porter

A. Alex Porter

/s/ Paul E. Orlin

Paul E. Orlin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1
Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the common stock, $0.01 par value of Standard Pacific Corp. beneficially owned by them, together with any or all amendments thereto, when and if appropriate.  The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

February 14, 2011
(Date)
/s/ Amici Associates L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ Amici Qualified Associates, L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ The Collectors' Fund L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ Lightpath Capital L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ Amici Fund International, Ltd.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ CF Advisors, LLC
(Signature)
/s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ Porter Orlin LLC
(Signature)
/s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)

/s/ A. Alex Porter

A. Alex Porter

/s/ Paul E. Orlin

Paul E. Orlin

SK 02903 0004 1167614